Exhibit 5.1

January 29, 2009

Beacon Enterprise Solutions Group, Inc.
1961 Bishop Lane
Louisville, Kentucky 40218

Attention: Bruce Widener, Chief Executive Officer

Dear Sirs:

        Effective as of January 29, 2009, I hereby resign as a director of, and from all other offices and positions with, Beacon Enterprise Solutions Group, Inc., a Nevada corporation (the “Company”) and each entity in which the Company has a direct or indirect ownership interest, including, without limitation, Beacon Enterprise Solutions Group, Inc., an Indiana corporation.

Very truly yours,

/s/ Robert H. Clarkson Robert H. Clarkson